FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 16, 2016

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the major resolutions of AUO 2016 Annual General Shareholders' Meeting”, dated June 16, 2016.

2.	Taiwan Stock Exchange filing entitled, “To announce the Re-election of Board of Directors of the Company”, dated June 16, 2016.

3.	Taiwan Stock Exchange filing entitled, “Shuang-Lang (Paul) Peng is elected as Chairman by the Board of Directors”, dated June 16, 2016.

4.	Taiwan Stock Exchange filing entitled, “To announce the term of Audit Committee and Remuneration Committee of the Company has expired”, dated June 16, 2016.

5.	Taiwan Stock Exchange filing entitled, “:To lift non-competition restrictions on new directors and their representatives at AUO 2016 Annual General Shareholders' Meeting”, dated June 16, 2016.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 16, 2016	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Strategy Officer

Item 1

AU Optronics Corp.

June 16, 2016

English Language Summary

Subject: To announce the major resolutions of AUO 2016 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/16

Contents:

1.Date of the shareholders' meeting:2016/06/16

2.Important resolutions (1)profit distribution/deficit compensation:

Accepted the proposal for the distribution of 2015 earnings：

7,164,228,779 shares were represented at the time of voting

(including 3,743,844,494 shares casted electronically)

Votes in favor:6,273,736,416 votes;87.57% of the total represented at the time of voting.

Votes against:3,259,858 votes;0.05% of the total represented at the time of voting.

Votes abstained:887,232,505 votes;12.38% of the total represented at the time of voting.

Votes invalid:0 votes; 0% of the total represented at the time of voting.

3.Important resolutions (2)amendments of the corporate charter:

Approved the amendment to Articles of Incorporation：

7,164,225,581 shares were represented at the time of voting

(including 3,743,844,494 shares casted electronically)

Votes in favor: 6,273,602,638 votes;87.57% of the total represented at the time of voting.

Votes against:3,462,396 votes;0.05% of the total represented at the time of voting.

Votes abstained:887,160,547 votes;12.38% of the total represented at the time of voting.

Votes invalid: 0 votes; 0% of the total represented at the time of voting.

4.Important resolutions (3)business report and financial statements:

Accepted 2015 Business Report and Financial Statements

7,164,228,779 shares were represented at the time of voting

(including 3,743,844,494 shares casted electronically)

Votes in favor:6,205,947,615 votes;86.62% of the total represented at the time of voting.

Votes against:3,260,619 votes;0.05% of the total represented at the time of voting.

Votes abstained:955,020,545 votes;13.33% of the total represented at the time of voting.

Votes invalid:0 votes;0 % of the total represented at the time of voting.

5.Important resolutions (4)elections of board of directors and supervisors:

Elected nine directors (including five independent directors) being the eighth term of directors

The newly elected independent directors:

Vivien Huey-Juan Hsieh (6,175,791,443 votes)

Mei-Yueh Ho(5,261,168,187 votes)

Ding-Yuan Yang(5,273,931,969 votes)

Yen-Shiang Shih(5,278,407,078 votes)

Chin-Bing (Philip) Peng(5,258,523,406 votes)

The newly elected directors:

Shuang-Lang (Paul) Peng(7,945,294,800 votes)

Kuen-Yao (K.Y.) Lee(7,440,036,801 votes)

Kuo-Hsin (Michael) Tsai, Representative of BenQ Foundation(5,247,488,156 votes)

Peter Chen, Representative of Qisda Corporation(4,287,715,414 votes)

6.Important resolutions (5)other proposals:

(1)Approved issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement

7,164,228,779 shares were represented at the time of voting

(including 3,743,844,494 shares casted electronically)

Votes in favor: 6,073,354,099 votes;84.77% of the total represented at the time of voting.

Votes against:191,368,895 votes;2.67% of the total represented at the time of voting.

Votes abstained:899,505,785 votes;12.56% of the total represented at the time of voting.

Votes invalid:0votes;0% of the total represented at the time of voting.

(2)Lifted non-competition restrictions on new directors and their representatives

7,164,228,779 shares were represented at the time of voting

(including 3,743,844,494 shares casted electronically)

Votes in favor:6,097,291,923 votes;85.11% of the total represented at the time of voting.

Votes against:4,983,040 votes;0.07% of the total represented at the time of voting.

Votes abstained:1,061,953,816 votes;14.82% of the total represented at the time of voting.

Votes invalid:0 votes; 0% of the total represented at the time of voting.

7.Any other matters that need to be specified:NA

Item 2

AU Optronics Corp.

June 16, 2016

English Language Summary

Subject: To announce the Re-election of Board of Directors of the Company

Regulation: Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/16

Contents:

1.Date of occurrence of the change:2016/06/16

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):

juristic-person director, independent director, natural-person director

3.Title, name and resume of the replaced personnel:

Chairman：Shuang-Lang (Paul) Peng/Chairman and CEO of AUO

Director：Kuen-Yao (K.Y.) Lee/Chairman of Qisda Corp.

Director：Cheng-Yih Lin/Chairman and CEO of Daxin Materials

Director：Ronald Chwang - Representative of Qisda Corp./Chairman of iD Ventures America

Independent director：Vivien Huey-Juan Hsieh/Independent director of AUO

Independent director：Mei-Yueh Ho/Independent director of Bank of Kaohsiung, Ltd.

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

4.Title, name and resume of the new personnel:

Chairman：Shuang-Lang (Paul) Peng/Chairman and CEO of AUO

Director：Kuen-Yao (K.Y.) Lee/Chairman of Qisda

Director：Kuo-Hsin (Michael) Tsai - Representative of BenQ Foundation/

President and COO of AUO

Director：Peter Chen - Representative of Qisda Corp./ Director and President of Qisda Corp.

Independent director：Vivien Huey-Juan Hsieh/Independent director of AUO

Independent director：Mei-Yueh Ho/Independent director of Bank of Kaohsiung, Ltd.

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

Independent director：Yen-Shiang Shih/Chairman of Sinotech Engineering Consultants, Inc.

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ):tenure expired

6.Reason for the change:Re-election

7.Number of shares held by the new personnel at the time of appointment:

Number of shares held as of the first date of bookclose period of the 2016 Annual Shareholders'

Meeting:

Shuang-Lang (Paul) Peng：3,792,829 shares

Kuen-Yao (K.Y.) Lee：10,512,153 shares

BenQ Foundation：100,000 shares

Qisda Corp.：663,598,620 shares

Vivien Huey-Juan Hsieh：0 share

Mei-Yueh Ho：0 share

Ding-Yuan Yang：0 share

Chin-Bing (Philip) Peng：96,670 shares

Yen-Shiang Shih：0 share

8.Original term (from __________ to __________):2013/06/19~2016/06/18

9.Effective date of the new appointment:2016/06/16

10.Rate of turnover of directors of the same term:NA

11.Rate of turnover of supervisor of the same term:NA

12.Rate of turnover of independent director of the same term:NA

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified:NA

Item 3

AU Optronics Corp.

June 16, 2016

English Language Summary

Subject: Shuang-Lang (Paul) Peng is elected as Chairman by the Board of Directors

Regulation: Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/16

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2016/06/16

2.Type of personnel (chairman or general manager):Chairman

3.Name and resume of the replaced personnel:

Shuang-Lang (Paul) Peng, Chairman and CEO of AU Optronics Corp.

4.Name and resume of the new personnel:

Shuang-Lang (Paul) Peng, Chairman and CEO of AU Optronics Corp.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):tenure expired

6.Reason for the change:Re-election of Board of Directors

7.Effective date of the new appointment:2016/06/16

8.Any other matters that need to be specified:NA

Item 4

AU Optronics Corp.

June 16, 2016

English Language Summary

Subject: To announce the term of Audit Committee and Remuneration Committee of the Company has expired

Regulation: Published pursuant to Article 4-6 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/16

Contents:

1.Date of occurrence of the change:2016/06/16

2.Name of the functional committees:

Audit Committee and Remuneration Committee

3.Name and resume of the replaced member:

Audit Committee

Independent director：Vivien Huey-Juan Hsieh/Independent Director of AUO

Independent director：Mei-Yueh Ho/Independent Director of Bank of Kaohsiung, Ltd.

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

Remuneration Committee

Independent director：Vivien Huey-Juan Hsieh/Independent Director of AUO

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

4.Name and resume of the new member:

Audit Committee

Independent director：Vivien Huey-Juan Hsieh/Independent Director of AUO

Independent director：Mei-Yueh Ho/Independent Director of Bank of Kaohsiung, Ltd.

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

Independent director：Yen-Shiang Shih/Chairman of Sinotech Engineering Consultants, Inc.

Remuneration Committee

Independent director：Vivien Huey-Juan Hsieh/Independent Director of AUO

Independent director：Ding-Yuan Yang/Chairman of UniSVR Global Information Technology Corp.

Independent director：Chin-Bing (Philip) Peng/Director and President of iD SoftCapital Inc.

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired” , “death” or new appointment”):tenure expired

6.Reason of the change:Re-election

7.Original term (from __________ to __________):2013/06/19~2016/06/18

8.Effective date of the new member:2016/06/16

9.Any other matters that need to be specified:NA

Item 5

AU Optronics Corp.

June 16, 2016

English Language Summary

Subject: :To lift non-competition restrictions on new directors and their representatives at AUO 2016 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-21 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/06/16

Contents:

1.Date of the shareholders' meeting resolution:2016/06/16

2.Name and title of the director with permission to engage in competitive conduct:

(1)Independent Director：Mei-Yueh Ho

(2)Independent Director：Chin-Bing (Philip) Peng

(3)Director：Shuang-Lang (Paul) Peng

(4)Director：Kuen-Yao (K.Y.) Lee

(5)Director:Qisda Corporation

(6)Representative of Qisda Corporation：Peter Chen

3.Items of competitive conduct in which the director is permitted to engage:

(1)Mei-Yueh Ho：

- Independent Director, Kinpo Electronics, Inc.

- Independent Director, Advanced Semiconductor Engineering, Inc.

- Independent Director, Ausnutria Dairy Corporation Ltd.

(2)Chin-Bing (Philip) Peng：

- Director and President, iD SoftCapital Inc.

- Director, ACER Incorporated

- Director, Wistron NeWeb Corporation

- Director, AOPEN Inc.

- Chairman, Smart Capital Corp.

(3)Shuang-Lang (Paul) Peng：

- Chairman, AU Optronics (Kunshan) Co., Ltd.

(4)Kuen-Yao (K.Y.) Lee：

- Chairman, Qisda Corp.

- Chairman, BenQ Corp.

- Director, Darfon Electronics Corp.

- Director, BenQ Materials Corp.

(5)Qisda Corporation:

- Director, BenQ Materials Corp.

- Director, Darfon Electronics Corp.

- Director, Partner Tech Corp.

- Director, BenQ Corp.

- Director, Q.S.Control Corp.

(6)Peter Chen, Representative of Qisda Corporation：

- Director and President, Qisda Corp.

- Chairman, BenQ Medical Technology Corporation

- Chairman, Partner Tech Corp.

- Director, BenQ AB DentCare Corp.

- Director, BenQ Corp.

- Director, Darfon Electronics Corp.

- Director, BenQ Materials Corp.

- Director, Crystalvue Medical Corporation

- Director, BenQ Europe B.V.

- Director, MainteQ Europe B.V.

4.Period of permission to engage in the competitive conduct:

Within the period of serving as Director of the Company

5.Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

The resolution was adopted by a majority of the shareholders presented at the general meeting who represented two-thirds or more of the total number of the Company's outstanding shares.

6.If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter "not applicable" below): Director：Shuang-Lang (Paul) Peng

7.Company name of the mainland China area enterprise and the director's position in the enterprise: AU Optronics (Kunshan) Co., Ltd., Chairman

8.Address of the mainland China area enterprise:

NO.6 Longteng Road,Kunshan Economic and Technical Development Zone, Jiangsu Province

9.Business items of the mainland China area enterprise:

Manufacturing and sale of TFT-LCD panels

10.Degree of effect on the Company's finances and business:

AU Optronics (Kunshan) Co., Ltd. is a subsidiary of AUO.

11.If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio:NA

12.Any other matters that need to be specified:NA